Filed by Trimeris, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-175512

Subject Company: Trimeris, Inc.

Exchange Act File Number: 000-23155

This filing relates to the proposed merger involving Synageva BioPharma Corp. (“Synageva”) and Trimeris, Inc. (“Trimeris”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris, and Synageva. Beginning on July 20, 2011, the following PowerPoint slides are being used for presentations by Synageva’s management to certain investors:

© Copyright 2011 Synageva BioPharma™ Company Presentation Company Presentation July 2011 July 2011

These materials and oral statements made from time to time by Synageva representatives in respect of the same subject matter may contain “forward-looking statements.” These statements can be identified by introductory words such as
“expects,” “plans,” “intends,” “believes,” “will,” “estimates,” “forecasts,” “projects,” or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are used in discussing potential product applications, potential collaborations, product development activities, clinical studies, regulatory submissions and approvals, and similar operating matters. Many factors may cause actual results to differ from forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements. Synageva undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
Synageva cannot be sure when or if it will be permitted by regulatory agencies to undertake additional clinical trials or to commence any particular phase of clinical trials or how quickly patent enrollment in clinical trials will occur. Because of this, statements regarding the expected timing of clinical trials or ultimate regulatory approval cannot be regarded as actual predictions of when Synageva will obtain regulatory approval for any
“phase” of clinical trials or when it will obtain ultimate regulatory approval by a particular regulatory agency.
2
© Copyright 2011 Synageva BioPharma™
Forward-Looking Statements

Vehicle Vehicle Focus Focus Synageva Strategy & Direction 3 © Copyright 2011 Synageva BioPharma™ Count- Down

Deal
Synageva and Trimeris merge in all-stock transaction
3:1 exchange ratio
Transaction has been unanimously approved by both boards
Rationale
Provides Synageva financial resources to aggressively pursue corporate strategy
Gives Synageva access to public markets
Allows Synageva to maintain focus
4
© Copyright 2011 Synageva BioPharma™
Synageva Transaction

Synageva Investment Highlights
5
© Copyright 2011 Synageva BioPharma™
Team
Rare Disease Experience
Rare Disease Experience
Rare Disease
Unmet Medical Need
Unmet Medical Need
Lead Product
ERT for LSD – Model is Predictive
ERT for LSD – Model is Predictive
Status
Patient Dosing Commenced
Patient Dosing Commenced
Commercial
Pull-through Expertise
Pull-through Expertise
Manufacturing
Robust, Efficient and Scalable
Robust, Efficient and Scalable

genzyme Wellcome

ALEXION novo nordisk

ALEXION genzyme

Roche AstraZeneca

genzyme QUINTILES

biogen idec COVIDIEN

CUBIST IMMUNOGEN

Synageva BioPharma

Dedicated to Rare Diseases

Chief Executive Officer
Sanj K. Patel
Sanj K. Patel
Chief Medical Officer
Anthony Quinn
Anthony Quinn
Commercial Operations
Eric Grinstead
Eric Grinstead
Manufacturing
Joe DeCourcey
Joe DeCourcey
Program Management
Christine Maurer
Christine Maurer
Chief Financial Officer
Carsten Boess
Carsten Boess
6
Clinical Operations
Tara O’Meara
Tara O’Meara
© Copyright 2011 Synageva BioPharma™
Proven Management Team

▶	SBC-102 (rhLAL)				
	▶	[illegible]				
	▶	[illegible]				
	▶	[illegible]				
	▶	[illegible]				

Synageva BioPharma
Dedicated to Rare Diseases

7 © Copyright 2011 Synageva BioPharma™
Program
SBC-102
(rhLAL)
SBC-103
(rhNAGLU)
SBC-104 SBC-105 SBC-106
Therapeutic
Recombinant
Lysosomal
Acid Lipase
Recombinant
a-N-acetyl-
glucosaminidase
Extra Cellular
Protein
Enzyme
Replacement
Therapy
Enzyme
Replacement
Therapy
Disease
LAL
Deficiency
(LSD)
MPS IIIB/
Sanfilippo B
(LSD)
Severe
Genetic
Condition
Severe
Metabolic
Disorder
Severe
Genetic
Condition
Development
Status
Clinical Preclinical Preclinical Preclinical Preclinical
Regulatory
Opportunity
Orphan
Designation
• Granted US
• Granted EU
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation
Significant unmet medical need
Synageva Pipeline

SBC-102 (rhLAL)

Synageva BioPharma
Dedicated to Rare Diseases

Lead Program 8 © Copyright 2011 Synageva BioPharma™ ERT for Lysosomal Acid Lipase Deficiency

Cholesteryl Ester ug/ mg wet tissue
0
1
2
3
4

Triglyceride ug/ mg tissue
0
5
10
15
20
25

Dedicated to Rare Diseases

Liver lipid content in model of
LAL Deficiency
SBC-102
Lysosomal Acid Lipase (LAL) Biology
Cholesterol
esters & TG
FFA
Free
Cholesterol
Free cholesterol and
fatty acids are  key
regulators of lipid
synthesis
LDL
LDL receptors
lysosome
coated
vesicle
ENDOCYTOSIS
9
© Copyright 2011 Synageva BioPharma™
LAL Deficient
Normal
Cholesteryl Ester
Triglyceride
LAL Deficient
LAL Deficient
Normal
Normal

Shortened lifespan and morbidity
Prominent hepatic manifestations
– Fatty liver
– Elevated transaminases
– Fibrosis
– Liver failure
Other manifestations: splenomegaly,
type II hyperlipidemia
Rare disease in a common phenotype
Abdominal distention due to liver failure
Liver biopsy showing cirrhosis in CESD
10
© Copyright 2011 Synageva BioPharma™
SBC-102
Late Onset LAL Deficiency (CESD)

Weight in Pounds

Synageva BioPharma
Dedicated to Rare Diseases

Prominent hepatic and GI
manifestations
– Hepatomegaly and liver failure
– Splenomegaly
– Persistent vomiting
– Abdominal distension
– Profound growth failure
Adrenal calcification
Rapidly progressive and fatal
4.4
6.6
8.8
11
13.2
15.4
17.6
19.8
22.1
24.3
26.5
28.7
30.9
33.1
3rd
15th
50th
85th
97th
1 2 3 4 5 6 7 8 9 10 11 12
LAL Deficient
Age (months)
Weight-for-age percentiles:
Boys, birth to 12 months
© Copyright 2011 Synageva BioPharma™
11
SBC-102
Early Onset LAL Deficiency (Wolman)

Cellular LAL Activity (nUnits/cell)

Synageva BioPharma

Dedicated to Rare Diseases

12

Terminal mannose/GlcNac and
mannose-6-phosphate (M6P)
for targeted delivery
Uptake into key cells, including
macrophages*
Lysosomal localization
demonstrated
Corrects enzyme deficiency
Lysotracker red Overlap images Oregon green-
labeled  SBC-102
0 0.16 0.5 1.6 5.0
12
© Copyright 2011 Synageva BioPharma™
*
*
*
SBC-102
Targeting and Activity
SBC-102 (ug/ml)
Normal Human Fibroblasts
LD Fibroblasts
0
1
2
3
4
5
6

SBC-102 Treated

Synageva BioPharma
Dedicated to Rare Diseases

13 Normal 4 weeks 8 weeks Normalizes liver Untreated LAL Deficient © Copyright 2011 Synageva BioPharma™ SBC-102 Corrects Key Disease Related Abnormalities

225
200
175
150
125
100
75
50
25
Body weight (grams)
28
35
42
49
56
Age (days)

14 Normal LAL Deficient SBC-102 Treated, qw © Copyright 2011 Synageva BioPharma™ SBC-102 Rapid Correction of Growth Failure in LAL Model

4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Cholesteryl Ester (ug/mg tissue)
0.2 mg/kg, qow
1 mg/kg, qow
3 mg/kg, qow
5 mg/kg, qow

4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Cholesteryl Ester (ug/mg tissue)

Synageva BioPharma
Dedicated to Rare Diseases

Liver
Spleen
Marked Reduction In  Liver Cholesteryl Ester Content
Across A Broad Range Of Doses
© Copyright 2011 Synageva BioPharma™
15
LAL Deficient
Normal
SBC-102
Efficacy With Every Other Week Dosing

Therapy
Pre-Clinical
Effective Dose
Approved Dose Disease Model Key
Results
Aldurazyme 0.5-2mg/kg once weekly (canine) QW 0.58
Lysosomal targeting
&
substrate reduction
Fabrazyme 0.3-3mg/kg twice monthly (rodent) QOW 1
Naglazyme 1-2mg/kg once weekly (feline) QW 1
Myozyme
10-100mg/kg once weekly or
twice monthly (rodent)
QOW 20
SBC-102
0.35-3mg/kg once weekly or
twice monthly (rodent)
Under investigation
Lysosomal targeting &
substrate reduction
Endpoints that translate
to humans
Frequency
mg/kg
16
© Copyright 2011 Synageva BioPharma™
SBC-102
ERT Models Predict Efficacy and Dose

Proof of concept established in disease model
Small patient numbers accelerate development timelines
(~5 years vs 5-10 years for common diseases)
Patient dosing initiated within 3 months of IND and CTA clearance
2020 2020
2011 2011
PIVOTAL
PHASE I/II
Late Onset
Early Onset
17
© Copyright 2011 Synageva BioPharma™
COMMERCIALIZATION
Conventional Development Programs
SBC-102
Clinical Development

18
Adult patients with liver dysfunction due
to LAL Deficiency
Open label dose escalation
4 week dosing
3 dose levels
Multicenter
N = 9
Patient dosing underway
Followed by extension protocol
Phase I/II Open-Label
Phase I/II Open-Label
Primary endpoint: Safety
Secondary endpoint: Pharmacokinetics
Trial Measurements: Pharmacodynamic markers
Liver Function Tests
Randomized, placebo-controlled study
6 months dosing
3 arm study
Multicenter
N = ~24
Randomized, Double-Blind,
Randomized, Double-Blind,
Placebo-controlled Trial
Placebo-controlled Trial
Late Onset Natural History Study On-going
© Copyright 2011 Synageva BioPharma™
SBC-102
Clinical Development Late Onset (CESD)

Patients with liver dysfunction due to LAL

Deficiency
Endpoints:   Safety, Efficacy and Pharmacokinetics

19
Growth failure in children due to LAL
Deficiency
Open label dose escalation
4 month dosing
Multicenter
N= 8
Active
Phase I/II Open-Label
Phase I/II Open-Label
Primary endpoint: Safety and tolerability
Secondary endpoints: Efficacy (including growth,
weight gain)
Pharmacokinetics
Pharmacodynamics
Primary endpoint: Long term efficacy and
safety  (including survival)
Secondary endpoint: Efficacy (including growth,
weight gain, organ function)
Pharmacokinetics
Patients from Phase I/II study
Continuation with dose regimen from
Phase I/II
Dosing for > 6 months
Multicenter
N= ~8
Open-Label Long-term Extension
Open-Label Long-term Extension
© Copyright 2011 Synageva BioPharma™
SBC-102
Clinical Development Early Onset (Wolman)
Early Onset Natural History Study On-going

IND filed on schedule and cleared within 30 days
EU CTAs filed 3 months ahead of schedule
US & EU orphan drug designations granted 2010
Proof of concept data presented at key meetings
Clinical production for studies on schedule, internal manufacturing
Initiated multiple US and EU clinical trial sites
Patient dosing commenced
20
© Copyright 2011 Synageva BioPharma™
SBC-102
Clinical and Regulatory Milestones

An infant with LAL Deficiency has received treatment with
SBC-102 on a compassionate use basis
– Presented with anemia, increasingly abnormal liver function tests, and growth failure prior to treatment
– Child has received 13+ infusions with no complications and is demonstrating substantial improvements in:
• Growth rate
• Liver function tests (reduction in serum transaminases)
• Other disease-associated abnormalities consistent with Synageva’s preclinical data for SBC-102
Infant continues to receive treatment with SBC-102
© Copyright 2011 Synageva BioPharma™
21
SBC-102
Compassionate Use:  Patient Data

22 © Copyright 2011 Synageva BioPharma™ ERT for MPS IIIB / Sanfilippo B SBC-103 (rhNAGLU)

Heparan sulfate accumulation in CNS, liver,
spleen, skin and joints
May affect as many as 8 lives per million
Progressive mental impairment with sleep
disturbances and behavioral manifestations
– Severe phenotype - wheelchair dependent and
death within first two decades
– Attenuated phenotype – early onset intellectual
disability with delayed progression
Strategy
– Builds on ERT experience with SBC-102
– Slow CNS onset provides Rx window
– Leverages progress in intrathecal delivery
© Copyright 2011 Synageva BioPharma™
23
From curekirby.org
Age 9
Age 18
SBC-103
MPS IIIB / Sanfilippo B

24
Historical attempts to produce
NAGLU ERT for MPS IIIB have
failed due to lack of cell uptake
© Copyright 2011 Synageva BioPharma™
Yogalingham G et al, 2000
NAG
(nmol/h per mg)
Normal fibroblasts 25.12    2.23
MPS-IIIB fibroblasts   0.101     0.025
MPS-IIIB fibroblasts + MPS-IIIB/LNCNAG 0.388    0.048
conditioned medium
Synageva
Demonstrated good uptake into enzyme-deficient human
Markedly increased cellular enzyme levels
Properties substantially better than cell culture produced
SBC-103
NAGLU Production for ERT
fibroblasts
material in previous publications

Novel
Promoter
Human
Gene

Synageva BioPharma
Dedicated to Rare Diseases

25

Proprietary Vector System
Human Biopharmaceutical
Expression in Egg White
FDA-accepted Aseptic
Protein Harvest
GMP compliant facilities
Automated commercial scale
infrastructure
Finished Product
Stable commercial supply
Consistent and
Reliable Scale-up
Purification
Established industry standard
IND approved process
Consistent
Scalable
Efficient
Clinically validated
– Studies included over 250
patients, including 189  pt
Ph II GCSF trial
Multiple cleared INDs
– 4 INDs
Pipeline generator
25
© Copyright 2011 Synageva BioPharma™
Synageva Expression Platform

Drug SBC-102 Cerezyme Fabrazyme Myozyme Soliris SBC-103
Indication
LAL
Deficiency
Type I
Gaucher
Disease
Fabry
Disease
Pompe
Disease
PNH
MPS IIIB/
Sanfilippo B
Estimated
Prevalence
1 in 40,000
1 in 59,000
to 86,000
1 in 40,000
to 476,000
1 in 40,000
to 146,000
1 in
~77,000
1 in
125,000   to
211,000
Reported 2010
Revenue ($M)
Significant
Unmet
Need
$719.6 $188.2 $411.8 $540.9
Significant
Unmet
Need
1. Muntoni, et al 2007.  Prevalence of Cholesteryl Ester Storage Disease, Arteriosclerosis, Thrombosis, and Vascular
Biology, 27, p.1866
2. Genzyme, AMCP Dossier for Cerezyme
3. Alexion, AMCP Formulary Dossier
4. Héron B, et al. Incidence and natural history of mucopolysaccharidosis type III in France and comparison with United
Kingdom and Greece. Am J Med Genet A. 2011 Jan;155A(1):58-68.
5. Meikle, P.J., Hopwood, J.J., Clague, A.E. & Carey, W.F., 1999. Prevalence of lysosomal storage disorders. JAMA,
281(3), p.249.
6. www.medtrack.com, 2010 revenues
26
© Copyright 2011 Synageva BioPharma™
2
1
2 2
3
4
5
6
6
6 6
SBC-102
Commercial: Ultra-Orphan Opportunity

~17,000 homozygotes with LAL mutation
~17,000 homozygotes with LAL mutation
1  1  Estimated distribution for US, EU and BR Estimated distribution for US, EU and BR
© Copyright 2011 Synageva BioPharma™
27
Enzyme
DNA
Simple blood test
Enzyme Assay
DNA Sequencing
Lab Prototypes
1. Baylor College of Medicine
2. Willink Lab, St Mary’s Manchester, UK
Simple blood test
Enzyme Assay
DNA Sequencing
Lab Prototypes
1. Baylor College of Medicine
2. Willink Lab, St Mary’s Manchester, UK
Right
Practice
Right
Patient
Right Test
Geneticists
Suspected
Patients
Hepatologists
Lipidologists
Liver
Phenotype
Lipid
Phenotype
SBC-102
Commercial: Finding Patients
1

HDL x AST With Normal Ranges Shown
CONFIDENTIAL
AST
HDL
600
500
400
300
200
100
0
0
10
20
30
40
50
Normal

Synageva BioPharma
Dedicated to Rare Diseases

30-60M Americans have
NAFLD
1
6-10M Americans have NASH
1
http://www.digestive.niddk.nih.gov/ddiseases/pubs/NASH/
2
Muntoni, et al; “Prevalence of Cholesteryl Ester Storage Disease”, Arteriosclerosis, Thrombosis, and Vascular Biology, July 19,2010
28
© Copyright 2011 Synageva BioPharma™
Commercial: Rare & Devastating Disease in a
1
6K Americans are predicted to
have CESD
2
SBC-102
Common Phenotype
–Muntoni
.…CESD should more often be considered as a
differential diagnosis      liver diseases of
unknown (nonalcoholic steatohepatitis or
NASH) or known (alcoholic steatohepatitis)
origin and in dyslipidemic patients with
combined hyperlipidemia and low HDL-
cholesterol (Familial Combined
Hyperlipidemia).
in

Multiple Value Drivers
Stage 1
Investing in the future
Valued as a clinical stage biotech
First-ever ERT for LAL in humans
Stage 2
Commercial-stage biotech
Potential Five product
Valued on revenue and margin
Synageva
Value Drivers in Two Distinct Stages
29
© Copyright 2011 Synageva BioPharma™
Proof of Concept
Established
Human Data on
SBC-102
Pipeline
products
entering clinic
Filing and
Approval for
SBC-102
Fast Revenue
Ramp
Attractive Margin
Profile
company
company
introductions expected
development

Financials
Pro forma Synageva would have approximately
$70 million in cash ending Q1 2011
Trimeris received $4.9 million upfront fee
Trimeris to receive a 16% royalty on global sales of Fuzeon, an HIV drug marketed globally by Roche (55 countries)
30
© Copyright 2011 Synageva BioPharma™
Cash balance will allow Synageva to reach multiple value creating events
Trimeris cash ending Q1 2011 was approx $47 million
Synageva cash ending Q1 2011 was approx $23 million
May 25th, 2011 Trimeris signed new agreement with Roche:
Summary

▶					
	▶		α			
	▶					
	▶					
	▶					

Synageva BioPharma
Dedicated to Rare Diseases

MULTIPLE VALUE DRIVING EVENTS
31
© Copyright 2011 Synageva BioPharma™
Synageva Pipeline of Opportunity
Program
Therapeutic
Disease
Development
Status
Regulatory
Opportunity
SBC-102
(rhLAL)
Recombinant
Lysosomal Acid
Lipase
LAL
Deficiency
(LSD)
Clinical
Orphan
Designation
• Granted US
• Granted EU
Fast Track
Designation
SBC-103
(rhNAGLU)
Recombinant
-N-acetyl-
glucosaminidase
MPS IIIB/
Sanfilippo B
(LSD)
Preclinical
Potential for
Orphan &
Fast Track
Designation
SBC-104
Extra
Cellular
Protein
Severe
Genetic
Condition
Preclinical
Potential for
Orphan &
Fast Track
Designation
SBC-105
SBC-106
Enzyme
Replacement
Therapy
Enzyme
Replacement
Therapy
Severe
Metabolic
Disorder
Severe
Genetic
Condition
Preclinical
Preclinical
Potential for
Orphan &
Fast Track
Designation
Potential for
Orphan &
Fast Track
Designation

© Copyright 2011 Synageva BioPharma™ Every Second Counts!

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed merger, Trimeris filed a Registration Statement on Form S-4, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 13, 2011 (the “Registration Statement”), which includes a preliminary joint proxy statement of Synageva and Trimeris and constitutes a preliminary prospectus of Trimeris. These materials are not yet final and will be further amended. The joint proxy statement/prospectus of Synageva and Trimeris will be mailed to the respective stockholders of Synageva and Trimeris once it is final. Investors are strongly urged to read the definitive joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Trimeris, because they will contain important information about Synageva, Trimeris and the proposed merger.

Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421. Investors and security holders of Trimeris may obtain free copies of the joint proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger by contacting Trimeris, Inc., Attn: James Thomas, Chief Financial Officer, 2530 Meridian Parkway, 2nd Floor, Durham, NC 27713.

Synageva and Trimeris, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Synageva and Trimeris. Information regarding Synageva’s directors and officers and a more complete description of the interests of Synageva’s and Trimeris’ respective directors and officers in the proposed transaction is available in the Registration Statement. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication regarding the development of Synageva’s product candidates, including SBC-102 and SBC-103, preclinical and clinical results from trials involving Synageva’s product candidates, the predictability of enzyme replacement therapy models, regulatory review and the likelihood and timing of approval of any product candidate, the impact of obtaining fast track designation from the FDA, the potential for SBC-102 to treat LAL Deficiency, the size of the commercial opportunity for any of Synageva’s product candidates, the proposed merger between Synageva and Trimeris, including the timing, conditions to and anticipated completion of the proposed merger, the expected ownership of the combined company and the combined company’s board of directors, the anticipated cash balance of the combined company, and any other statements about Synageva’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “could,” “anticipates,” “expects,” “estimates,” “plans,” “should,” “target,” “will,” “would” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that Synageva cannot demonstrate safety and/or efficacy of its product candidates in clinical trials; the risks involved with development and commercialization of product candidates; the potential inability of Synageva to obtain, maintain and enforce patent and other intellectual property protection for its products, discoveries and drug candidates; the risk that Synageva and Trimeris may not be able to complete the proposed merger as anticipated or at all; and other risks and uncertainties that are more fully described in the Registration Statement. Investors and stockholders are urged to read the risk factors set forth in the Registration Statement.

In addition, the statements in this communication reflect our expectations and beliefs as of the date of this communication. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this communication.